Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated October 30, 2024 and should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2024 for a full understanding of the financial position and results of operations of Veren Inc. (the “Company” or “Veren”). Except as otherwise noted, the results of operations present only continuing operations. Comparative period results have been correspondingly revised to reflect current period presentation.
The unaudited consolidated financial statements and comparative information for the period ended September 30, 2024 are presented under IFRS Accounting Standards as issued by the International Accounting Standards Board.
Structure of the Business
On May 10, 2024, Crescent Point Energy Corp. changed its name to Veren Inc. The principal undertaking of Veren is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States (“U.S.”) dollars.
Overview
Veren reported adjusted funds flow from operations of $548.3 million, adjusted net earnings from operations of $177.0 million and excess cash flow of $113.6 million in the third quarter of 2024. The Company returned $84.6 million to shareholders during the quarter through its base dividend and share repurchases.
Total production for the third quarter averaged 184,829 boe/d, comprised of 65 percent oil and liquids. Veren's third quarter production reflects the disposition of non-core assets in Saskatchewan that closed late in the second quarter of 2024, in addition to the impact of unplanned turnaround activity and third-party facilities downtime primarily in the Alberta Montney. The Company continued to execute on its capital program with development capital expenditures of $395.9 million and 46 (44.5 net) wells drilled.
The Company reduced its net debt by $778.7 million through the first three quarters in 2024, exiting the third quarter with net debt of $2.96 billion or 1.3 times net debt to adjusted funds flow from operations. On October 9, 2024, the Company closed its strategic Alberta Montney infrastructure transaction for cash proceeds of $400.0 million, which were used to further reduce long-term debt.
To protect against commodity price volatility, the Company continues to hedge a portion of its production. Veren has hedged approximately 50 percent of its oil and liquids production and 30 percent of its natural gas production through the remainder of 2024, net of royalty interest. Veren has also hedged approximately 35 percent of its oil and liquids production and over 30 percent of its natural gas production in the first half of 2025, net of royalty interest. The Company has also diversified its pricing exposure for natural gas, with the majority of its production through 2025 receiving a combination of fixed prices and pricing related to major U.S. markets.
Veren has revised its 2024 annual guidance including adjusting average production guidance to 191,000 boe/d (from 192,500 - 197,500 boe/d), development capital expenditures to $1.45 - $1.50 billion (from $1.40 - $1.50 billion) and operating expenses to $13.50/boe (from $12.50 - $13.50/boe).
Adjusted funds flow from operations, adjusted net earnings from operations, excess cash flow, base dividends, total return of capital, development capital expenditures, net debt and net debt to adjusted funds flow from operations are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.

VEREN INC.	1

Presentation of Continuing and Discontinued Operations
In 2023, the Company completed the disposition of its producing North Dakota assets, which made up its Northern U.S. cash-generating unit ("CGU"). The Northern U.S. CGU represented a geographical area of the Company's operations, therefore, its results were classified as a discontinued operation in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Refer to the Discontinued Operations in this MD&A for further information. The financial results for the three and nine months ended September 30, 2024 and September 30, 2023 are presented below to reconcile continuing and discontinued operations to total results.
The following table summarizes the Company's financial results from continuing and discontinued operations for the three months ended September 30, 2024 and September 30, 2023:

	Three months ended September 30, 2024			Three months ended September 30, 2023
($ millions)	Continuing	Discontinued	Total	Continuing	Discontinued	Total
REVENUE AND OTHER INCOME
Oil and gas sales	992.9	—	992.9	998.7	237.6	1,236.3
Purchased product sales	35.2	—	35.2	9.6	—	9.6
Royalties	(108.2)	—	(108.2)	(99.6)	(61.1)	(160.7)
Oil and gas revenue	919.9	—	919.9	908.7	176.5	1,085.2
Commodity derivative gains (losses)	198.8	—	198.8	(79.1)	(28.5)	(107.6)
Other income (loss)	(8.8)	—	(8.8)	1.1	(0.1)	1.0
	1,109.9	—	1,109.9	830.7	147.9	978.6
EXPENSES
Operating	229.3	—	229.3	214.2	28.1	242.3
Purchased product	35.1	—	35.1	9.6	—	9.6
Transportation	75.9	—	75.9	45.8	4.5	50.3
General and administrative	20.9	—	20.9	16.5	0.6	17.1
Interest	42.4	—	42.4	43.3	—	43.3
Foreign exchange gain	(0.7)	—	(0.7)	(2.3)	—	(2.3)
Share-based compensation	(1.9)	—	(1.9)	22.8	0.2	23.0
Depletion, depreciation and amortization	338.1	—	338.1	248.9	72.0	320.9
Impairment	—	—	—	45.4	728.4	773.8
Accretion and financing	5.7	—	5.7	6.9	0.1	7.0
	744.8	—	744.8	651.1	833.9	1,485.0
Net income (loss) before tax	365.1	—	365.1	179.6	(686.0)	(506.4)

Tax expense
Current	—	—	—	—	—	—
Deferred	87.9	—	87.9	46.0	257.5	303.5
Net income (loss)	277.2	—	277.2	133.6	(943.5)	(809.9)

VEREN INC.	2

The following table summarizes the Company's financial results from continuing and discontinued operations for the nine months ended September 30, 2024 and September 30, 2023:

	Nine months ended September 30, 2024			Nine months ended September 30, 2023
($ millions)	Continuing	Discontinued	Total	Continuing	Discontinued	Total
REVENUE AND OTHER INCOME
Oil and gas sales	3,237.2	—	3,237.2	2,552.3	547.2	3,099.5
Purchased product sales	91.2	—	91.2	45.6	—	45.6
Royalties	(338.0)	—	(338.0)	(269.4)	(139.8)	(409.2)
Oil and gas revenue	2,990.4	—	2,990.4	2,328.5	407.4	2,735.9
Commodity derivative gains (losses)	47.8	—	47.8	(29.2)	(28.5)	(57.7)
Other income (loss)	(4.9)	(12.7)	(17.6)	12.5	6.2	18.7
	3,033.3	(12.7)	3,020.6	2,311.8	385.1	2,696.9
EXPENSES
Operating	719.8	—	719.8	566.0	71.9	637.9
Purchased product	92.2	—	92.2	47.7	—	47.7
Transportation	237.4	—	237.4	118.3	11.2	129.5
General and administrative	87.4	—	87.4	77.2	1.7	78.9
Interest	160.1	—	160.1	90.8	—	90.8
Foreign exchange gain	(1.7)	—	(1.7)	(9.5)	—	(9.5)
Share-based compensation	18.7	—	18.7	46.8	0.3	47.1
Depletion, depreciation and amortization	1,004.3	—	1,004.3	646.8	170.3	817.1
Impairment	512.3	—	512.3	45.4	728.4	773.8
Accretion and financing	18.4	—	18.4	20.3	0.4	20.7
	2,848.9	—	2,848.9	1,649.8	984.2	2,634.0
Net income (loss) before tax	184.4	(12.7)	171.7	662.0	(599.1)	62.9

Tax expense
Current	—	—	—	—	—	—
Deferred	45.2	—	45.2	165.2	278.6	443.8
Net income (loss)	139.2	(12.7)	126.5	496.8	(877.7)	(380.9)
Results of Operations
Production

	Three months ended September 30			Nine months ended September 30
	2024	2023	% Change	2024	2023	% Change
Crude oil and condensate (bbls/d)	102,373	92,824	10	108,769	85,372	27
NGLs (bbls/d)	16,859	16,119	5	17,656	14,690	20
Natural gas (mcf/d)	393,582	244,777	61	393,347	198,796	98
Production from continuing operations (boe/d)	184,829	149,739	23	191,983	133,195	44
Production from discontinued operations (boe/d)	—	30,842	(100)	—	25,253	(100)
Total average daily production (boe/d)	184,829	180,581	2	191,983	158,448	21
Crude oil and liquids - continuing operations (%)	65	73	(8)	66	75	(9)
Natural gas - continuing operations (%)	35	27	8	34	25	9
Total (%)	100	100	—	100	100	—

VEREN INC.	3

The following is a summary of Veren's production by area:

	Three months ended September 30			Nine months ended September 30
Production By Area (boe/d)	2024	2023	% Change	2024	2023	% Change
Alberta	140,985	88,694	59	138,301	70,287	97
Saskatchewan	43,844	61,045	(28)	53,682	62,908	(15)
Production from continuing operations	184,829	149,739	23	191,983	133,195	44
Production from discontinued operations - North Dakota	—	30,842	(100)	—	25,253	(100)
Total average daily production	184,829	180,581	2	191,983	158,448	21
Veren's average production from continuing operations for the three and nine months ended September 30, 2024 was 184,829 boe/d and 191,983 boe/d, respectively, an increase of 23 percent and 44 percent from the same periods in 2023. The increase is primarily due to the acquisitions of the Alberta Montney assets in May 2023 and December 2023, along with organic growth from the Company's development program. This was partially offset by the disposition of non-core assets in the first half of 2024.
The Company's weighting to crude oil and liquids production in the three and nine months ended September 30, 2024 decreased by 8 percent and 9 percent, respectively, from the 2023 comparative periods. The decrease was mainly due to the increased production from the Alberta Montney assets mentioned above, which have a higher proportion of natural gas production, and the disposition of oil-weighted assets in June 2024.
Exhibit 1
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Marketing and Prices

	Three months ended September 30			Nine months ended September 30
Average Selling Prices (1)	2024	2023	% Change	2024	2023	% Change
Crude oil and condensate ($/bbl)	95.05	104.15	(9)	95.65	96.34	(1)
NGLs ($/bbl)	34.64	30.81	12	35.99	33.72	7
Natural gas ($/mcf)	1.21	2.83	(57)	1.97	3.16	(38)
Total ($/boe)	58.39	72.50	(19)	61.54	70.19	(12)
(1)The average selling prices reported are before realized commodity derivatives and transportation.

VEREN INC.	4

	Three months ended September 30			Nine months ended September 30
Benchmark Pricing	2024	2023	% Change	2024	2023	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	75.16	82.18	(9)	77.55	77.37	—
WTI crude oil (Cdn$/bbl)	102.54	110.16	(7)	105.51	104.13	1
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(6.66)	(3.67)	81	(8.97)	(5.87)	53
FOS crude oil (Cdn$/bbl) (3)	(17.54)	(15.99)	10	(19.35)	(21.83)	(11)
MSW crude oil (Cdn$/bbl) (4)	(4.58)	(2.48)	85	(7.07)	(3.50)	102
C5+ condensate (Cdn$/bbl) (5)	(5.33)	(5.78)	(8)	(5.22)	(0.97)	438
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	0.69	2.59	(73)	1.45	2.76	(47)
AECO monthly index natural gas (Cdn$/mcf)	0.81	2.38	(66)	1.43	3.02	(53)
NYMEX natural gas (US$/mmbtu) (7)	2.16	2.55	(15)	2.10	2.69	(22)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.733	0.746	(2)	0.735	0.743	(1)
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select ("WCS") price.
(4)MSW refers to Mixed Sweet Blend crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.
Benchmark crude oil prices weakened in the three months ended September 30, 2024, compared to the same period in 2023. This was primarily due to global demand concerns driven by the weaker economic and demand outlooks in China, as well as increased crude oil supply from U.S. producers. The OPEC+ announcement to potentially unwind voluntary supply cuts in the fourth quarter of 2024 and the anticipated recovery of Libyan oil production placed further downward pressure on crude oil demand. This was partially offset by persistent geopolitical tensions in the Middle East. Benchmark crude oil prices remained consistent in the nine months ended September 30, 2024, compared to the same period in 2023, as slower demand growth and global economic uncertainty were offset by OPEC+ supply cuts and persistent geopolitical tensions in the Middle East and Ukraine.
Natural gas prices were weaker during the three months ended September 30, 2024, compared to the same period in 2023. Despite record power demand from a warm summer and numerous hurricanes across the U.S., higher production in both the U.S. and Canada provided downward pressure on natural gas prices. Natural gas prices were weaker during the nine months ended September 30, 2024, compared to the same period in 2023, primarily due to a very mild late winter and spring across most of North America, which led to reduced demand and increased injections into storage. This resulted in inventory levels that exceeded the 5-year average. The AECO daily and NYMEX benchmark prices decreased 73 percent and 15 percent in the three months ended September 30, 2024, respectively, compared to the same period in 2023. The AECO daily benchmark price was significantly lower in the third quarter of 2024 relative to the NYMEX benchmark price, primarily due to an over-supplied Alberta downstream market coupled with maintenance on the TC Energy Gas Transmission Northwest pipeline, restricting product flow out of Alberta, resulting in increased injection and storage levels. The AECO daily and NYMEX benchmark prices decreased 47 percent and 22 percent in the nine months ended September 30, 2024, respectively, compared to the same period in 2023, primarily due to the reasons discussed above.

VEREN INC.	5

Exhibit 2
LSB and MSW crude oil differentials weakened in the three months ended September 30, 2024, compared to the same period in 2023, primarily due to multiple unplanned North American refinery outages, partially offset by the startup of the Trans Mountain pipeline ("TMX") expansion in May 2024, which increased pipeline capacity and access to Asian markets. Crude oil differentials were unusually narrow in the third quarter of 2023, primarily due to production shut-in as a result of the Alberta wildfires. LSB and MSW crude oil differentials weakened in the nine months ended September 30, 2024, compared to the same period in 2023, primarily due to a rise in crude oil supply in the Western Canadian Sedimentary Basin and unplanned refinery outages. This was partially offset by the startup of the TMX expansion in May 2024 mentioned above.
FOS crude oil differentials weakened in the three months ended September 30, 2024, compared to the same period of 2023, primarily due to production shut-in in the third quarter of 2023 from the Alberta wildfires, which resulted in unusually narrow crude oil differentials. This was partially offset by the startup of the TMX expansion in May 2024, which increased pipeline capacity. FOS crude oil differentials strengthened in the nine months ended September 30, 2024, compared to the same period in 2023, primarily due to narrower WCS differentials due to the TMX expansion startup in May 2024.
Condensate differentials remained consistent in the three months ended September 30, 2024, compared to the same period in 2023. Condensate differentials weakened in the nine months ended September 30, 2024, compared to the same period in 2023, primarily due to an oversupplied North American condensate market and high storage levels.
For the three months ended September 30, 2024, the Company's average selling price for crude oil and condensate decreased 9 percent from the same period in 2023, primarily due to a 7 percent decrease in the Cdn$ WTI benchmark price. For the nine months ended September 30, 2024, the Company's average selling price for crude oil and condensate remained consistent from the same period in 2023.
The Company's corporate crude oil and condensate differential relative to Cdn$ WTI in the three months ended September 30, 2024 was $7.49 per bbl compared to $6.01 per bbl in the same period of 2023. The wider corporate differential was driven by weaker LSB, MSW and FOS differentials, partially offset by stronger C5+ differential and additional exposure to MSW due to the acquisitions of the Alberta Montney assets in December 2023. The Company's corporate crude oil and condensate differential relative to Cdn$ WTI in the nine months ended September 30, 2024 was $9.86 per bbl compared to $7.79 per bbl in the same period of 2023. The wider corporate differential was driven by weaker LSB, C5+ and MSW differentials, partially offset by stronger FOS differentials and the additional exposure to MSW mentioned above.
For the three and nine months ended September 30, 2024, the Company's average selling price for NGLs increased 12 percent and 7 percent, respectively, from the same periods in 2023. This increase was primarily due to increased propane prices from increased U.S. exports, which kept inventories below 2023 levels, and the sale of a portion of the Company's propane production at Far East Index pricing, which receives a premium relative to the Edmonton propane market.
The Company's average selling price for natural gas for the three and nine months ended September 30, 2024, decreased 57 percent and 38 percent, respectively, compared to the same periods in 2023, primarily as a result of weaker AECO daily and NYMEX benchmark prices. The Company sells a portion of its physical natural gas production into U.S. markets providing diversification into markets outside of AECO. The Company also has financial natural gas contracts that provide exposure to U.S. markets and any resulting gains or losses are recorded in commodity derivatives and not reflected in the Company's average selling price.

VEREN INC.	6

Exhibit 3

Crude Oil and Condensate Prices

120.00
110.00
100.00
90.00
80.00
70.00
Cdn$ /bbl
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
WTI
LSB
FOS
C5+
MSW
Veren average selling price

Commodity Derivatives
Management of cash flow variability is an integral component of Veren's business strategy. Veren regularly monitors changing business and market conditions while executing its strategic risk management program. Veren proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate using derivatives with investment-grade counterparties.
The Company's crude oil derivatives are referenced to WTI, MSW and WCS. The Company's natural gas derivatives are referenced to NYMEX and the AECO monthly index. Veren utilizes a variety of derivatives, including swaps, swaptions, collars and put options, to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil, NGLs and natural gas production and provides a measure of stability to the Company's cash flow. See Note 21 – "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended September 30, 2024, for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative gains (losses):

	Three months ended September 30			Nine months ended September 30
($ millions, except volume amounts)	2024	2023	% Change	2024	2023	% Change
Average crude oil volumes hedged (bbls/d)	52,000	32,500	60	55,607	28,159	97
Crude oil realized derivative gain (loss)	2.6	(10.2)	(125)	(16.6)	0.9	(1,944)
per bbl - continuing operations	0.28	(1.19)	(124)	(0.56)	0.04	(1,500)
Average natural gas volumes hedged (GJ/d) (1) (2)	122,735	34,000	261	122,071	32,681	274
Natural gas realized derivative gain (2)	31.0	5.3	485	51.3	12.1	324
per mcf - continuing operations	0.86	0.24	258	0.48	0.22	118
Average barrels of oil equivalent hedged (boe/d) (2)	71,388	37,871	89	74,891	33,322	125

Total realized commodity derivative gains (losses) (2)	33.6	(4.9)	(786)	34.7	13.0	167
per boe - continuing operations	1.98	(0.36)	(650)	0.66	0.36	83
per boe - total average daily production	1.98	(0.29)	(783)	0.66	0.30	120
(1)GJ/d is defined as gigajoules per day.
(2)The natural gas derivative gain includes the realized derivative gains and losses on financial natural gas price differential contracts. The average natural gas volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial natural gas price differentials contracts.

VEREN INC.	7

The Company's realized derivative gain for crude oil was $2.6 million for the three months ended September 30, 2024, primarily due to the lower Cdn$ WTI benchmark price compared to the Company's average derivative crude oil price. For the nine months ended September 30, 2024, the Company's realized derivative loss for crude oil was $16.6 million, which is primarily attributable to the higher Cdn$ WTI benchmark price compared to the Company's average derivative crude oil price.
Veren's realized derivative gain for natural gas was $31.0 million for the three months ended September 30, 2024, primarily due to the lower average NYMEX and AECO monthly index prices compared to the Company's average derivative natural gas hedge price and the gains on the Company's natural gas differential contracts as a result of wider AECO to NYMEX differentials. The Company's realized derivative gain for natural gas was $51.3 million for the nine months ended September 30, 2024, primarily due to the lower average NYMEX and AECO monthly index prices compared to the Company's average derivative natural gas hedge prices.
Exhibit 4
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Crude oil	156.6	(73.2)	(314)	(23.8)	(38.0)	(37)
Natural gas	8.6	(1.0)	(960)	36.9	(4.2)	(979)
Total unrealized commodity derivative gains (losses)	165.2	(74.2)	(323)	13.1	(42.2)	(131)
For the three months ended September 30, 2024, the Company recognized a total unrealized derivative gain of $165.2 million on its commodity contracts compared to a total unrealized derivative loss of $74.2 million for the same period in 2023, primarily due to the decrease in the Cdn$ WTI forward benchmark prices and wider AECO to NYMEX differential.
In the nine months ended September 30, 2024, the Company recognized a total unrealized derivative gain of $13.1 million on its commodity contracts compared to a total unrealized derivative loss of $42.2 million in the same period of 2023, primarily attributable to the wider forward AECO to NYMEX differential at September 30, 2024 compared to December 31, 2023, partially offset by the maturity of in-the-money natural gas derivative contracts and the change in forward benchmark oil prices relative to the Company's average hedge price.
Oil and Gas Sales

	Three months ended September 30			Nine months ended September 30
($ millions) (1)	2024	2023	% Change	2024	2023	% Change
Crude oil and condensate sales	895.3	889.4	1	2,850.7	2,245.4	27
NGL sales	53.7	45.7	18	174.1	135.2	29
Natural gas sales	43.9	63.6	(31)	212.4	171.7	24
Total oil and gas sales	992.9	998.7	(1)	3,237.2	2,552.3	27
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales remained consistent in the three months ended September 30, 2024, compared to the same period in 2023, as lower average realized crude oil, condensate and natural gas prices were mostly offset by higher production volumes and higher NGL prices.
Total oil and gas sales increased by 27 percent in the nine months ended September 30, 2024, compared to the same period in 2023, primarily attributable to higher production volumes and higher average realized NGL prices, partially offset by lower average realized natural gas prices and a higher natural gas weighting.

VEREN INC.	8

Exhibit 5
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Royalties

	Three months ended September 30			Nine months ended September 30
($ millions, except % and per boe amounts)	2024	2023	% Change	2024	2023	% Change
Royalties	108.2	99.6	9	338.0	269.4	25
As a % of oil and gas sales	10.9	10.0	0.9	10.4	10.6	(0.2)
Per boe	6.36	7.23	(12)	6.43	7.41	(13)
Royalties increased 9 percent in the three months ended September 30, 2024, compared to the same period in 2023, primarily due to an increased royalty rate. Royalties increased 25 percent in the nine months ended September 30, 2024, compared to the same period in 2023, primarily due to the increase in oil and gas sales, partially offset by a lower royalty rate.
Royalties as a percentage of oil and gas sales in the three months ended September 30, 2024 increased compared to the same period in 2023, primarily due to higher rates in the Alberta Montney as wells reach pay-out. Royalties as a percentage of oil and gas sales in the nine months ended September 30, 2024 were relatively consistent with the same period in 2023.
Royalties per boe decreased 12 percent in the three months ended September 30, 2024, compared to the same period in 2023, primarily due to the higher natural gas weighting associated with the Alberta Montney assets, partially offset by the higher royalty rate. Royalties per boe decreased 13 percent in the nine months ended September 30, 2024, compared to the same period in 2023, primarily due to the higher natural gas weighting associated with the Alberta Montney assets and the lower royalty rate mentioned above.
Exhibit 6
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.

VEREN INC.	9

Operating Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Operating expenses	229.3	214.2	7	719.8	566.0	27
Per boe	13.48	15.55	(13)	13.68	15.57	(12)
Operating expenses increased 7 percent and 27 percent in the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. The increase was primarily due to higher production as a result of the Alberta Montney acquisition in December 2023, partially offset by the dispositions of Southern Alberta in January 2024, Swan Hills in March 2024 and non-core assets in Southeast Saskatchewan and Southwest Saskatchewan in June 2024.
Operating expenses per boe decreased by 13 percent and 12 percent in the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023, primarily due to the lower per boe operating costs associated with the acquired Alberta Montney assets and the dispositions mentioned above that had higher per boe operating costs.
Exhibit 7
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Transportation Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Transportation expenses	75.9	45.8	66	237.4	118.3	101
Per boe	4.46	3.32	34	4.51	3.25	39
Transportation expenses increased 66 percent and 101 percent in the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023, primarily due to increased production from the acquired Alberta Montney assets that have higher transportation costs, partially offset by the disposition of non-core assets in Southeast Saskatchewan and Southwest Saskatchewan. On a per boe basis, transportation expenses increased 34 percent and 39 percent in the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. The increases were primarily due to higher tariff rates associated with the Alberta Montney assets and additional tariffs incurred to access favorable pricing in the U.S. Midwest natural gas market.

VEREN INC.	10

Exhibit 8
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Netback

	Three months ended September 30			Nine months ended September 30
($/boe) (1)	2024	2023	% Change	2024	2023	% Change
Oil and gas sales	58.39	72.50	(19)	61.54	70.19	(12)
Royalties	(6.36)	(7.23)	(12)	(6.43)	(7.41)	(13)
Operating expenses	(13.48)	(15.55)	(13)	(13.68)	(15.57)	(12)
Transportation expenses	(4.46)	(3.32)	34	(4.51)	(3.25)	39
Operating netback (2)	34.09	46.40	(27)	36.92	43.96	(16)
Realized gain (loss) on commodity derivatives	1.98	(0.36)	(650)	0.66	0.36	83
Netback (2)	36.07	46.04	(22)	37.58	44.32	(15)
(1)The dominant production category for the Company's properties is crude oil and condensate. These categories include associated natural gas and NGL volumes. The combined operating netback and netback across all production categories have been presented.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company's operating netback for the three and nine months ended September 30, 2024 decreased to $34.09 per boe and $36.92 per boe, respectively, from $46.40 per boe and $43.96 per boe in the same periods in 2023. The decrease in the Company's operating netback between periods was primarily due to the decrease in average selling price and the increase in transportation expenses, partially offset by lower operating expenses and royalties. The decrease in the Company's netback in the three months ended September 30, 2024, compared to the same period of 2023, was a result of the decrease in the operating netback, partially offset by a realized gain on commodity derivatives in the third quarter of 2024, compared to a realized loss in the same period in 2023. The decrease in the Company's netback in the nine months ended September 30, 2024, compared to the same period of 2023, was a result of the decrease in the operating netback and partially offset by an increased realized gain on commodity derivatives.
Exhibit 9
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.

VEREN INC.	11

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Gross general and administrative expenses	37.4	30.2	24	135.8	116.1	17
Overhead recoveries	(6.9)	(5.0)	38	(18.3)	(12.9)	42
Capitalized	(9.6)	(8.7)	10	(30.1)	(26.0)	16
Total general and administrative expenses	20.9	16.5	27	87.4	77.2	13
Transaction costs	(1.8)	(0.3)	500	(16.0)	(16.7)	(4)
General and administrative expenses	19.1	16.2	18	71.4	60.5	18
Per boe	1.12	1.18	(5)	1.36	1.66	(18)
General and administrative ("G&A") expenses increased to $19.1 million and $71.4 million in the three and nine months ended September 30, 2024, respectively, compared to $16.2 million and $60.5 million in the same periods in 2023. The increase is primarily due to higher employee related costs, professional fees and information systems costs.
For the three and nine months ended September 30, 2024, G&A expenses on a per boe basis decreased 5 percent and 18 percent, respectively, compared to the same periods in 2023, primarily due to higher production volumes and synergies achieved through the Company's acquisitions.
Transaction costs relate to the Company's acquisition and disposition transactions. Refer to the Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 10
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Interest Expense

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Interest expense on long-term debt	42.6	43.8	(3)	160.1	89.7	78
Unrealized (gain) loss on interest derivative contracts	(0.2)	(0.5)	(60)	—	1.1	(100)
Interest expense	42.4	43.3	(2)	160.1	90.8	76
Per boe - continuing operations	2.49	3.14	(21)	3.04	2.50	22
Per boe - total average daily production	2.49	2.61	(5)	3.04	2.10	45
Interest expense on long-term debt decreased 3 percent in the three months ended September 30, 2024, compared to the same period in 2023, due to the Company's lower average debt balance and lower effective interest rate. Interest expense on long-term debt increased 78 percent in the nine months ended September 30, 2024, compared to the same period in 2023, due to the Company's higher average debt balance and higher effective interest rates. The Company's effective interest rate decreased to 5.55 percent in the three months ended September 30, 2024, compared to 5.78 percent in the same period in 2023, due to the lower proportion of the Company's debt at higher floating rates. In the nine months ended September 30, 2024, the Company's effective interest rate increased to 6.14 percent compared to 5.21 percent in the same period in 2023, due to higher underlying benchmark rates and the higher proportion of the Company's debt at these higher floating rates.
At September 30, 2024, approximately 55 percent of the Company's outstanding long-term debt had fixed interest rates.

VEREN INC.	12

Exhibit 11
Foreign Exchange Gain

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Translation of US dollar long-term debt	27.5	(62.7)	(144)	(62.8)	(22.7)	177
Realized gain (loss) on CCS - principal	(11.3)	6.8	(266)	77.4	95.9	(19)
Unrealized gain (loss) on CCS - principal	(13.0)	55.7	(123)	(15.1)	(64.7)	(77)
Foreign exchange gain (loss) related to US dollar long-term debt	3.2	(0.2)	(1,700)	(0.5)	8.5	(106)
Unrealized gain (loss) on foreign exchange swaps	0.4	0.2	100	(2.3)	0.1	(2,400)
Other	(2.9)	2.3	(226)	4.5	0.9	400
Foreign exchange gain	0.7	2.3	(70)	1.7	9.5	(82)
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. The Company hedges its foreign exchange exposure on US dollar denominated long-term debt using cross currency swaps (“CCS”) to mitigate this foreign exchange exposure. During the three and nine months ended September 30, 2024, the Company recognized a foreign exchange gain related to US dollar long-term debt of $3.2 million and a foreign exchange loss related to US dollar long-term debt of $0.5 million, respectively. These amounts relate primarily to the period end translation on US dollar private senior notes that do not have underlying CCS.
Share-based Compensation Expense (Recovery)

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Share-based compensation costs (recovery)	(8.0)	31.5	(125)	21.3	53.9	(60)
Realized (gain) loss on equity derivative contracts	0.2	0.1	100	(4.6)	(25.7)	(82)
Unrealized (gain) loss on equity derivative contracts	6.2	(6.4)	(197)	6.8	23.6	(71)
Capitalized	(0.3)	(2.4)	(88)	(4.8)	(5.0)	(4)
Share-based compensation expense (recovery)	(1.9)	22.8	(108)	18.7	46.8	(60)
Per boe	(0.11)	1.66	(107)	0.36	1.29	(72)
During the three months ended September 30, 2024, the Company recorded a share-based compensation ("SBC") recovery of $8.0 million, compared to SBC costs of $31.5 million in the same period of 2023. The recovery in the third quarter of 2024 was primarily due to the decrease in the Company's share price during the quarter and the impact on its cash-settled plans. During the nine months ended September 30, 2024, the Company recorded SBC costs of $21.3 million compared to $53.9 million in the same period of 2023, primarily due to the lower performance achievements associated with the Performance Share Unit ("PSU") plan in 2024 compared to the same period in 2023 and the lower share price at September 30, 2024 as compared to December 31, 2023.
In the nine months ended September 30, 2024, the Company recognized a realized gain of $4.6 million on in-the-money equity derivative contracts that matured in the first quarter of 2024. The realized gain is primarily due to the increase in the Company's share price compared to the hedge price at the time of grant.
During the three months ended September 30, 2024, the Company recognized an unrealized loss on equity derivative contracts of $6.2 million compared to an unrealized gain of $6.4 million in the same period of 2023. The unrealized loss in the third quarter of 2024 is due to a decrease in the Company's share price at September 30, 2024 compared to June 30, 2024. During the nine months ended September 30, 2024, the Company recognized an unrealized loss of $6.8 million compared to $23.6 million in the same period of 2023. The unrealized loss in 2024 was primarily due to the decrease in the Company's share price at September 30, 2024 compared to the grant date and the maturity of in-the-money equity derivative contracts that matured in the first quarter of 2024.

VEREN INC.	13

The Company capitalized SBC costs of $0.3 million and $4.8 million for the three and nine months ended September 30, 2024, respectively, a decrease of 88 percent and 4 percent from the same periods in 2023. The decrease was primarily due to the decrease in total SBC costs mentioned above.
Exhibit 12
The following table summarizes the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units, Deferred Share Units ("DSUs") and stock options outstanding:

	September 30, 2024	December 31, 2023
Restricted Share Bonus Plan (1)	1,116,754	1,380,685
Employee Share Value Plan	2,907,464	2,660,066
Performance Share Unit Plan (2)	2,886,889	1,623,248
Deferred Share Unit Plan	1,860,070	1,728,423
Stock Option Plan (3)	889,422	3,224,260
(1)At September 30, 2024, the Company was authorized to issue up to 9,057,982 common shares (December 31, 2023 - 9,774,533 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At September 30, 2024, the weighted average exercise price is $5.37 per share (December 31, 2023 - $4.74 per share).
As of the date of this MD&A, the Company had 1,119,165 restricted shares, 2,857,932 ESVP awards, 2,918,516 PSUs, 1,951,870 DSUs and 827,637 stock options outstanding.
Depletion, Depreciation and Amortization

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Depletion and depreciation	306.9	238.0	29	913.7	628.0	45
Amortization of exploration and evaluation undeveloped land	31.2	10.9	186	90.6	18.8	382
Depletion, depreciation and amortization	338.1	248.9	36	1,004.3	646.8	55
Per boe	19.88	18.07	10	19.09	17.79	7
For the three and nine months ended September 30, 2024, the Company's depletion, depreciation and amortization ("DD&A") rate increased to $19.88 per boe and $19.09 per boe, respectively, compared to $18.07 per boe and $17.79 per boe in the same periods in 2023. The increase in the DD&A rate per boe in 2024 was due to the increase in amortization of exploration and evaluation ("E&E") undeveloped land, primarily as a result of the acquisition of the Alberta Montney assets in May 2023 and December 2023.
DD&A expense increased 36 percent and 55 percent in the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023, due to higher production volumes and DD&A rates in 2024.

VEREN INC.	14

Exhibit 13
Impairment

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2024	2023	% Change	2024	2023	% Change
Impairment	—	45.4	(100)	512.3	45.4	1,028
Per boe	—	3.30	(100)	9.74	1.25	679
The Company recognized an impairment loss of $512.3 million in the first quarter of 2024. At March 31, 2024, the Company classified certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan CGUs as held for sale. Immediately prior to classifying the assets as held for sale and at the balance sheet date, the Company conducted a review of the assets' estimated recoverable amounts and recorded impairment losses of $486.8 million on Property, Plant & Equipment ("PP&E") and $25.5 million on goodwill. The recoverable amount was determined based on the assets' fair value less costs of disposal and based on expected consideration. The Company completed the disposition of these assets in the second quarter of 2024.
Taxes

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Current tax expense	—	—	—	—	—	—
Deferred tax expense	87.9	46.0	91	45.2	165.2	(73)
Current Tax Expense
In the three and nine months ended September 30, 2024 and September 30, 2023, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form ("AIF") for the year ended December 31, 2023, for information on the Company's expected tax horizon, which is available on SEDAR+ at www.sedarplus.ca. Additionally, our AIF forms part of our Form 40-F that is filed with the SEC and is available on EDGAR at www.sec.gov.
Deferred Tax Expense
In the three and nine months ended September 30, 2024, the Company recorded deferred tax expense of $87.9 million and $45.2 million, respectively, compared to $46.0 million and $165.2 million in the same periods of 2023. The deferred tax expense in the three and nine months ended September 30, 2024, primarily relates to the pre-tax income recorded in the periods.

VEREN INC.	15

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income and Adjusted Net Earnings from Operations

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from continuing operations	561.7	537.1	5	1,598.7	1,272.8	26

Adjusted funds flow from continuing operations (1)	548.3	548.6	—	1,728.2	1,440.6	20

Net income from continuing operations	277.2	133.6	107	139.2	496.8	(72)
Net income from continuing operations per share - diluted	0.45	0.25	80	0.22	0.92	(76)

Adjusted net earnings from continuing operations (1)	177.0	226.6	(22)	601.8	585.8	3
Adjusted net earnings from continuing operations per share - diluted (1)	0.29	0.42	(31)	0.97	1.08	(10)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities from continuing operations increased from $537.1 million in the third quarter of 2023 to $561.7 million in the third quarter of 2024. The increase was primarily due to increased production, realized gains on commodity derivatives and the SBC recovery, partially offset by the lower operating netback.
In the nine months ended September 30, 2024, cash flow from operating activities from continuing operations increased to $1.60 billion from $1.27 billion in the same period of 2023. The increase was primarily due to increased production, partially offset by the lower operating netback and higher interest expense on long-term debt.
Exhibit 14
The Company's adjusted funds flow from continuing operations was $548.3 million in the three months ended September 30, 2024, which was consistent with the 2023 comparative period of $548.6 million.
Adjusted funds flow from continuing operations increased from $1.44 billion in the nine months ended September 30, 2023 to $1.73 billion in the nine months ended September 30, 2024. The increase in adjusted funds flow from continuing operations was primarily due to increased production, partially offset by the lower operating netback and higher interest expense on long-term debt.

VEREN INC.	16

Exhibit 15
The Company reported net income from continuing operations of $277.2 million for the three months ended September 30, 2024 ($0.45 per fully diluted share) compared to $133.6 million in the same period in 2023 ($0.25 per fully diluted share). The increase in net income was primarily due to the unrealized derivative gains and foreign exchange on long-term debt, partially offset by higher DD&A in the third quarter of 2024.
In the nine months ended September 30, 2024, the Company reported net income from continuing operations of $139.2 million ($0.22 per fully diluted share) compared to $496.8 million in the same period in 2023 ($0.92 per fully diluted share). The decrease in net income in 2024 was primarily due to the impairment expense in the first quarter of 2024 and higher DD&A, partially offset by higher adjusted funds flow from continuing operations, unrealized derivative gains and lower deferred tax expense.
Exhibit 16
The Company's adjusted net earnings from continuing operations was $177.0 million for the three months ended September 30, 2024 ($0.29 per fully diluted share) compared to $226.6 million in the same period of 2023 ($0.42 per fully diluted share). The decrease in adjusted net earnings from continuing operations was primarily due to higher depletion and depreciation expense, partially offset by decreased deferred tax expense.
Adjusted net earnings from continuing operations in the nine months ended September 30, 2024 was $601.8 million ($0.97 per fully diluted share) compared to $585.8 million in the same period of 2023 ($1.08 per fully diluted share). The increase in adjusted net earnings from continuing operations was primarily due to higher adjusted funds flow from continuing operations and lower deferred tax expense, partially offset by higher depletion and depreciation expense.

VEREN INC.	17

Exhibit 17
Excess Cash Flow
For the three and nine months ended September 30, 2024, excess cash flow decreased to $113.6 million and $437.8 million, respectively, from $321.6 million and $752.8 million in the same periods of 2023. The decreases were primarily due to lower adjusted funds flow from operations and higher development capital and other expenditures.
Discontinued Operations

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from discontinued operations	—	111.8	(100)	—	311.6	(100)

Adjusted funds flow from discontinued operations (1)	—	138.5	(100)	—	324.0	(100)

Net income (loss) from discontinued operations	—	(943.5)	(100)	(12.7)	(877.7)	(99)
Net income (loss) from discontinued operations per share - diluted	—	(1.77)	(100)	(0.02)	(1.62)	(99)

Adjusted net earnings from discontinued operations (1)	—	88.9	(100)	—	154.0	(100)
Adjusted net earnings from discontinued operations per share - diluted (1)	—	0.17	(100)	—	0.28	(100)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
For the nine months ended September 30, 2024, the Company recognized a net loss from discontinued operations of $12.7 million compared to $877.7 million in the same period in 2023. The net loss in 2024 was a result of final closing adjustments related to the sale of the North Dakota assets.
Dividends Declared

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Dividends declared	70.9	71.7	(1)	213.9	143.6	49
Dividends declared per share	0.115	0.135	(15)	0.345	0.267	29
In July 2024, the Company declared a quarterly dividend of $0.115 per share that was paid on October 1, 2024.

VEREN INC.	18

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Development capital expenditures (1)	395.9	315.5	25	1,145.1	859.8	33
Land expenditures	1.1	23.0	(95)	36.2	31.4	15
Capitalized administration (2)	9.9	11.9	(17)	34.9	33.4	4
Corporate assets	1.1	1.5	(27)	3.7	3.8	(3)
Capital acquisitions	26.4	1.1	2,300	26.4	2,075.8	(99)
Capital dispositions (3)	(1.4)	(0.2)	600	(648.3)	(11.2)	5,688
Total (4)	433.0	352.8	23	598.0	2,993.0	(80)
(1)Specified financial measures that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)Capitalized administration excludes capitalized equity-settled SBC.
(3)Includes dispositions recorded through assets held for sale.
(4)Includes both continuing and discontinued operations.
Capital Acquisitions and Dispositions
Major Property Dispositions
North Dakota disposition
In 2023, the Company completed the disposition of its producing North Dakota assets. In the nine months ended September 30, 2024, the Company incurred $12.7 million in final closing adjustments related to the disposition. Refer to the Discontinued Operations section in this MD&A for further information.
Southern Alberta disposition
On January 26, 2024, the Company completed the disposition of its Southern Alberta assets for total consideration of $38.4 million, including interim closing adjustments. Total consideration consisted of $13.4 million in cash and $25.0 million of deferred consideration receivable. These assets were recorded as assets held for sale at December 31, 2023.
Swan Hills disposition
On March 21, 2024, the Company completed the disposition of its Swan Hills assets in Northern Alberta for total consideration of $80.5 million, including interim closing adjustments. These assets were recorded as assets held for sale at December 31, 2023.
Non-core Saskatchewan disposition
On June 14, 2024, the Company completed the disposition of certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan CGUs for total consideration of $540.7 million, including interim closing adjustments. These assets were recorded as assets held for sale at March 31, 2024.
Minor Property Acquisitions and Dispositions
In the nine months ended September 30, 2024, the Company completed minor property acquisitions and dispositions for net consideration paid of $25.0 million. The fair value of net assets acquired was $25.3 million.
Assets Held for Sale
At September 30, 2024, the Company classified certain infrastructure assets in its Alberta CGU as held for sale. Upon classification, assets held for sale were recorded at the lesser of their carrying value and recoverable amount. The Company completed the disposition of these assets in October 2024. Refer to the Subsequent Events section in this MD&A for further information.
Development Capital Expenditures

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Development capital expenditures from continuing operations (1)	395.9	260.4	52	1,145.1	568.9	101
Development capital expenditures from discontinued operations (1)	—	55.1	(100)	—	290.9	(100)
Development capital expenditures (1)	395.9	315.5	25	1,145.1	859.8	33
(1)Specified financial measures that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company's development capital expenditures for the three months ended September 30, 2024 were $395.9 million compared to $315.5 million in the same period in 2023. The Company's development capital expenditure for the nine months ended September 30, 2024 were $1.15 billion compared to $859.8 million in the same period in 2023. The increases in both periods were primarily due to increased activity in the Alberta Montney and Kaybob Duvernay areas.

VEREN INC.	19

In the third quarter of 2024, 46 (44.5 net) wells were drilled and $41.2 million was spent on facilities and seismic ($30.4 million in the three months ended September 30, 2023). In the nine months ended September 30, 2024, 133 (123.9 net) wells were drilled and $121.7 million was spent on facilities and seismic ($82.0 million in the nine months ended September 30, 2023).
Refer to the Guidance section in this MD&A for Veren's development capital expenditure guidance for 2024.
Exhibit 18
Lease Liability
At September 30, 2024, the Company had $118.9 million of lease liabilities for contracts related to office space, fleet vehicles, equipment and drilling rigs.
Decommissioning Liability
The decommissioning liability, including liabilities associated with assets held for sale, increased by $13.7 million in the third quarter of 2024, from $490.2 million at June 30, 2024 to $503.9 million at September 30, 2024. The increase primarily relates to the change in discount rate, partially offset by the Company's continued abandonment and reclamation program. The liability is based on estimated undiscounted cash flows before inflation to settle the obligation of $725.1 million.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	September 30, 2024	December 31, 2023
Net debt (1)	2,959.4	3,738.1
Shares outstanding	616,327,456	619,929,490
Market price at end of period (per share)	8.33	9.19
Market capitalization	5,134.0	5,697.2
Enterprise value (1)	8,093.4	9,435.3
Net debt as a percentage of enterprise value (1)	37	40
Adjusted funds flow from operations (1) (2)	2,302.7	2,339.1
Net debt to adjusted funds flow from operations (1) (3)	1.3	1.6
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters. Includes both continuing and discontinued operations.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At September 30, 2024, Veren's enterprise value was $8.09 billion and the Company was capitalized with 63 percent equity compared to $9.44 billion and 60 percent at December 31, 2023, respectively. The decrease in enterprise value at September 30, 2024 compared to December 31, 2023 is due to the reduction in net debt and the Company's lower market capitalization. The Company's net debt to adjusted funds flow from operations ratio at September 30, 2024, decreased to 1.3 times from 1.6 times at December 31, 2023. The decrease was largely due to the reduction in net debt as a result of capital dispositions and excess cash flow generation in the nine months ended September 30, 2024.
Veren's market capitalization decreased to $5.13 billion at September 30, 2024 from $5.70 billion at December 31, 2023, primarily due to the decrease in the Company's share price and the lower number of shares outstanding due to the impact of the shares purchased for cancellation under the Company's Normal Course Issuer Bid ("NCIB").

VEREN INC.	20

Exhibit 19
(1)The sum of adjusted funds flow from operations for the trailing four quarters.
(2)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
On October 30, 2024, the Company extended the maturity dates of its $2.36 billion credit facilities to November 26, 2028. The Company elected to cancel its $400.0 million syndicated credit facility that was otherwise set to mature in May 2025.
At September 30, 2024, the Company had available unused borrowing capacity on its revolving bank credit facilities of approximately $1.49 billion, including cash of $8.2 million.
The Company has a $60.0 million unsecured demand letter of credit facility with one Canadian chartered bank. The Company had letters of credit in the amount of $44.0 million outstanding at September 30, 2024.
During the second quarter of 2024, the Company issued two tranches of investment grade public senior notes in the aggregate amount of Cdn$1.00 billion, consisting of Cdn$550.0 million of 4.968% five-year notes priced at par and due June 2029, and Cdn$450.0 million of 5.503% 10-year notes priced at par and due June 2034. The net proceeds from the offering were used to repay existing indebtedness under bank facilities, including fully retiring the Company's bank term loan.
At September 30, 2024, the Company had outstanding private senior notes of US$332.0 million and Cdn$65.0 million and public senior notes of Cdn$1.00 billion. The private senior notes have financial covenants similar to those of the combined credit facilities described above. There are no financial covenants associated with the public senior notes.
Concurrent with the issuance of private senior notes with total principal of US$259.5 million, the Company entered into CCS to manage the Company's foreign exchange risk. CCS fixes the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $330.5 million. At September 30, 2024, $466.4 million of notional principal was repayable within one year. See Note 21 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended September 30, 2024, for additional information.
The Company is in compliance with all debt covenants at September 30, 2024, which are listed in the table below:

Covenant Description	Maximum Ratio	September 30, 2024
Senior debt to adjusted EBITDA (1) (2)	3.50	1.08
Total debt to adjusted EBITDA (1) (3)	4.00	1.08
Senior debt to capital (2) (4)	0.55	0.30
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Veren does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholders' equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At September 30, 2024, Veren had 616.3 million common shares issued and outstanding compared to 619.9 million common shares at December 31, 2023. The decrease of 3.6 million is primarily due to shares purchased for cancellation under the Company's current NCIB, partially offset by stock options exercised pursuant to the Stock Option Plan and shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this MD&A, the Company had 615,539,646 common shares outstanding.

VEREN INC.	21

Normal Course Issuer Bid
On March 7, 2024, the Company announced the approval by the Toronto Stock Exchange of its notice to implement an NCIB. This NCIB allows the Company to purchase, for cancellation, up to 61,663,522 common shares, or 10 percent of the Company's public float, as at February 29, 2024. This NCIB commenced on March 11, 2024 and is due to expire on March 10, 2025. The Company's previous NCIB commenced on March 9, 2023 and expired on March 8, 2024.
In the nine months ended September 30, 2024, the Company purchased 5.8 million common shares for total consideration of $66.1 million under its current NCIB. The total cost paid, including commissions, fees and taxes was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
Subsequent Events
Infrastructure asset transaction
On October 9, 2024, Veren closed the strategic disposition of certain infrastructure assets in the Alberta Montney for cash proceeds of $400.0 million, prior to closing adjustments. As part of the transaction, the Company entered into a long-term fixed take-or-pay commitment, which will be recorded as a lease in accordance with IFRS 16 Leases.
Credit Facility renewal
On October 30, 2024, the Company extended the maturity dates of its $2.36 billion credit facilities to November 26, 2028 and elected to cancel its $400.0 million unsecured syndicated credit facility that was otherwise set to mature in May 2025.
Critical Accounting Estimates
There have been no changes in Veren's critical accounting estimates in the nine months ended September 30, 2024. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2023.
Changes in Accounting Policies
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the International Accounting Standards Board to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. The Company adopted this amendment in 2024 and the adoption did not have an impact on the Company's consolidated financial statements.
Income Taxes
IAS 12 Income Taxes was amended in May 2023 by the International Accounting Standards Board to provide guidance on deferred taxes arising in jurisdictions implementing the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. This amendment was effective immediately and has been adopted by the Company with no impact to the Company's interim consolidated financial statements.
New accounting standards and amendments not yet adopted
Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued in April 2024 by the International Accounting Standards Board and replaces IAS 1 Presentation of Financial Statements. The Standard introduces a defined structure to the statements of comprehensive income and specific disclosure requirements related to the same. The Standard is required to be adopted retrospectively and is effective for fiscal years beginning on or after January 1, 2027, with early adoption permitted. The Company is evaluating the impact that this standard will have on the consolidated financial statements.
Financial Instruments and Financial Instruments: Disclosures
IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures were amended in May 2024 to clarify the date of recognition and derecognition of financial assets and liabilities. The amendments are effective for fiscal years beginning on or after January 1, 2026, with early adoption permitted. The Company is evaluating the impact that this amendment will have on the consolidated financial statements.

VEREN INC.	22

Summary of Quarterly Results

	2024			2023				2022
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales from continuing operations	992.9	1,136.4	1,107.9	946.7	998.7	791.6	762.0	864.2
Total oil and gas sales	992.9	1,136.4	1,107.9	1,012.4	1,236.3	949.6	913.6	1,016.6

Average daily production from continuing operations
Crude oil and condensate (bbls/d)	102,373	110,399	113,607	96,144	92,824	84,944	78,191	78,051
NGLs (bbls/d)	16,859	17,041	19,077	16,023	16,119	14,360	13,562	13,427
Natural gas (mcf/d)	393,582	391,249	395,204	248,306	244,777	192,964	157,690	139,206
Production from continuing operations (boe/d)	184,829	192,648	198,551	153,551	149,739	131,465	118,035	114,679
Total average daily production (boe/d)	184,829	192,648	198,551	162,269	180,581	155,031	139,280	134,124

Net income (loss) from continuing operations	277.2	260.9	(398.9)	302.6	133.6	178.4	184.8	(577.8)
Net income (loss) per share from continuing operations - diluted	0.45	0.42	(0.64)	0.54	0.25	0.33	0.33	(1.04)

Net income (loss)	277.2	261.0	(411.7)	951.2	(809.9)	212.3	216.7	(498.1)
Net income (loss) per share – diluted	0.45	0.42	(0.66)	1.70	(1.52)	0.39	0.39	(0.90)

Adjusted net earnings from continuing operations (1)	177.0	237.8	187.0	210.0	226.6	171.6	187.7	165.5
Adjusted net earnings from continuing operations per share – diluted (1)	0.29	0.38	0.30	0.37	0.42	0.32	0.34	0.30

Adjusted net earnings from operations (1)	177.0	237.8	187.0	192.8	315.5	205.4	218.9	209.8
Adjusted net earnings from operations per share – diluted (1)	0.29	0.38	0.30	0.34	0.59	0.38	0.40	0.38

Cash flow from operating activities from continuing operations	561.7	625.8	411.2	524.0	537.1	365.9	369.8	507.5
Cash flow from operating activities	561.7	625.8	411.2	611.3	648.9	462.1	473.4	589.5

Adjusted funds flow from continuing operations (1)	548.3	611.7	568.2	535.1	548.6	453.4	438.6	430.9
Adjusted funds flow from operations (1)	548.3	611.7	568.2	574.5	687.1	552.6	524.9	522.8

Adjusted working capital surplus (deficiency) (1)	(190.4)	(140.4)	(82.0)	(196.3)	(45.7)	(82.5)	(79.9)	95.1
Total assets	11,511.9	11,336.4	12,035.5	12,775.7	10,371.0	11,277.2	9,759.6	9,486.4
Total liabilities	4,793.7	4,811.5	5,659.6	5,908.2	4,660.6	4,597.5	3,113.8	2,993.0
Net debt (1)	2,959.4	2,962.7	3,582.9	3,738.1	2,876.2	3,000.7	1,436.3	1,154.7

Weighted average shares – diluted (millions)	617.5	620.3	622.6	559.1	536.9	545.3	552.7	559.2

Total capital acquisitions	26.4	—	—	2,513.9	1.1	1,702.7	372.0	1.3
Total capital dispositions	(1.4)	(541.1)	(105.8)	(602.4)	(0.2)	(8.4)	(2.6)	1.2
Development capital expenditures from continuing operations	395.9	350.6	398.6	276.0	260.4	123.5	185.0	160.5
Development capital expenditures (1)	395.9	350.6	398.6	278.9	315.5	230.1	314.2	246.4

Dividends declared	70.9	71.7	71.3	68.3	71.7	54.8	17.1	118.8
Dividends declared per share	0.115	0.115	0.115	0.120	0.135	0.100	0.032	0.215
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the crude oil, condensate and natural gas benchmark prices, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions and natural declines.
Net income (loss) has fluctuated over the past eight quarters, primarily due to changes in PP&E impairment charges and reversals, changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with changes in forward market prices and foreign exchange rates, gains and losses on capital dispositions, and fluctuations in deferred tax expense.

VEREN INC.	23

Adjusted net earnings from operations has fluctuated over the past eight quarters, primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense.
Development capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels which vary based on a number of factors, including the prevailing commodity price environment.

VEREN INC.	24

Disclosure Controls and Procedures
Veren is required to comply with National Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Veren disclose in the interim MD&A any weaknesses or changes in Veren's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Veren's internal controls over financial reporting. Veren confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the third quarter of 2024.
Guidance
Veren's guidance for 2024 is as follows:

	Prior (1)	Revised
Total Annual Average Production (boe/d) (2)	192,500 - 197,500	191,000
Development Capital Expenditures ($ millions) (3)	$1,400 - $1,500	$1,450 - $1,500

Other Information
Annual operating expenses ($/boe)	$12.50 - $13.50	$13.50
Royalties	10.00% - 11.00%	10.00% - 11.00%
(1)Prior guidance in the Company's September 9, 2024 press release.
(2)Revised total annual average production (boe/d) is comprised of approximately 65% Oil, Condensate & NGLs and 35% Natural Gas.
(3)Specified financial measures that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information. Excludes capitalized administration of approximately $40.0 million, in addition to land expenditures and net property acquisitions and dispositions. Revised development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic.
Return of Capital Outlook

Base Dividend
Current quarterly base dividend per share	$0.115
Total Return of Capital
% of excess cash flow (1)	60%
(1)Total return of capital is based on a framework that targets to return to shareholders 60% of excess cash flow on an annual basis. Refer to the Specified Financial Measures section in this MD&A for further information on base dividends and excess cash flow.
Additional information relating to Veren, including the Company's December 31, 2023 AIF, which along with other relevant documents are available on SEDAR+ at www.sedarplus.ca. Additionally, our AIF forms part of our Form 40-F that is filed with the SEC and is available on EDGAR at www.sec.gov.

VEREN INC.	25

Specified Financial Measures
Throughout this MD&A, the Company uses the terms “total operating netback”, "total netback”, "operating netback", "netback", “adjusted funds flow from operations” (or "adjusted FFO"), “adjusted funds flow from continuing operations”, “adjusted funds flow from discontinued operations”, "excess cash flow", "base dividends", "total return of capital", "adjusted working capital surplus (deficiency)", “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “adjusted net earnings from operations”, “adjusted net earnings from continuing operations”, “adjusted net earnings from continuing operations per share – diluted”, “adjusted net earnings from discontinued operations”, “adjusted net earnings from discontinued operations per share – diluted”, “adjusted net earnings from operations per share - diluted”, "development capital expenditures", "development capital expenditures from continuing operations", and "development capital expenditures from discontinued operations". These terms do not have any standardized meaning as prescribed by the International Accounting Standards Board ("IASB") and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total operating netback and total netback are historical non-GAAP financial measures. Total operating netback is calculated as oil and gas sales, less royalties, operating and transportation expenses. Total netback is calculated as total operating netback plus realized commodity derivative gains and losses. Total operating netback and total netback are common metrics used in the oil and gas industry and are used to measure operating results to better analyze performance against prior periods on a comparable basis. The most directly comparable financial measure to total operating netback and total netback is oil and gas sales.
The following table reconciles oil and gas sales to total operating netback and total netback:

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Oil and gas sales	992.9	998.7	(1)	3,237.2	2,552.3	27
Royalties	(108.2)	(99.6)	9	(338.0)	(269.4)	25
Operating expenses	(229.3)	(214.2)	7	(719.8)	(566.0)	27
Transportation expenses	(75.9)	(45.8)	66	(237.4)	(118.3)	101
Total operating netback	579.5	639.1	(9)	1,942.0	1,598.6	21
Realized gain (loss) on commodity derivatives	33.6	(4.9)	(786)	34.7	13.0	167
Total netback	613.1	634.2	(3)	1,976.7	1,611.6	23
Operating netback and netback are non-GAAP ratios and are calculated as total operating netback and total netback, respectively, divided by total production. Operating netback and netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis.
Base dividends is a historical non-GAAP financial measure and is calculated as dividends declared less special dividends declared as part of the Company’s return of capital framework and adjusted for timing of the dividend record date. Base dividends are based on a framework that targets dividend sustainability at lower commodity prices, allows for flexibility in the capital allocation process and dividend growth over time, and assists in determining the additional return of capital to shareholders as part of the Company’s return of capital framework.
Total return of capital is a supplementary financial measure and is comprised of base dividends, special dividends and share repurchases, adjusted for the timing of special dividend payments.
Adjusted funds flow from operations is a capital management measure and is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the development stage of the Company's assets and operating areas. The most directly comparable financial measure to adjusted funds flow from operations is cash flow from operating activities. Adjusted funds flow from operations is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. See Note 16 – "Capital Management" in the unaudited consolidated financial statements for the period ended September 30, 2024, for additional information on the Company's capital management.
Excess cash flow is a historical non-GAAP financial measure and is defined as adjusted funds flow from operations less development capital and other expenditures, payments on principal portion of lease liability, decommissioning expenditures funded by the Company, unrealized gains and losses on equity derivative contracts, transaction costs and other items (excluding net acquisitions and dispositions). The Company has separated transaction costs from "other items" due to the materiality of the amounts. The prior period presentation has been revised to reflect current period presentation. The most directly comparable financial measure to excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Excess cash flow is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

VEREN INC.	26

The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023 (1)	% Change	2024	2023 (1)	% Change
Cash flow from operating activities	561.7	648.9	(13)	1,598.7	1,584.4	1
Changes in non-cash working capital	(29.3)	27.1	(208)	84.8	136.9	(38)
Transaction costs	1.8	0.3	500	16.0	16.7	(4)
Decommissioning expenditures (2)	14.1	10.8	31	28.7	26.6	8
Adjusted funds flow from operations	548.3	687.1	(20)	1,728.2	1,764.6	(2)
Development capital and other expenditures	(404.7)	(351.9)	15	(1,210.3)	(928.4)	30
Payments on principal portion of lease liability	(9.2)	(5.6)	64	(26.6)	(16.2)	64
Decommissioning expenditures	(14.1)	(10.8)	31	(28.7)	(26.6)	8
Unrealized gain (loss) on equity derivative contracts	(6.2)	6.4	(197)	(6.8)	(23.6)	(71)
Transaction costs	(1.8)	(0.3)	500	(16.0)	(16.7)	(4)
Other items (3)	1.3	(3.3)	(139)	(2.0)	(0.3)	567
Excess cash flow	113.6	321.6	(65)	437.8	752.8	(42)
(1)Comparative period revised to reflect current period presentation.
(2)Excludes amounts received from government grant programs.
(3)Other items exclude net acquisitions and dispositions.
The following table reconciles cash flow from operating activities from discontinued operations to adjusted funds flow from discontinued operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from discontinued operations	—	111.8	(100)	—	311.6	(100)
Changes in non-cash working capital	—	26.7	(100)	—	12.4	(100)
Adjusted funds flow from discontinued operations	—	138.5	(100)	—	324.0	(100)
The following tables reconcile cash flow from operating activities and adjusted funds flow from operations from continuing and discontinued operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from continuing operations	561.7	537.1	5	1,598.7	1,272.8	26
Cash flow from operating activities from discontinued operations	—	111.8	(100)	—	311.6	(100)
Cash flow from operating activities	561.7	648.9	(13)	1,598.7	1,584.4	1

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Adjusted funds flow from continuing operations	548.3	548.6	—	1,728.2	1,440.6	20
Adjusted funds flow from discontinued operations	—	138.5	(100)	—	324.0	(100)
Adjusted funds flow from operations	548.3	687.1	(20)	1,728.2	1,764.6	(2)
Adjusted working capital surplus (deficiency) is a capital management measure and is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and deferred consideration receivable. Deferred consideration receivable was incurred in 2023 and 2024 through capital dispositions and is included in "other current assets" and "other long-term assets" on the balance sheet. Adjusted working capital surplus (deficiency) is a component of net debt and is a measure of the Company's liquidity.

VEREN INC.	27

The following table reconciles adjusted working capital deficiency:

($ millions)	September 30, 2024	December 31, 2023	% Change
Accounts payable and accrued liabilities	566.0	634.9	(11)
Dividends payable	70.9	56.8	25
Long-term compensation liability (1)	48.1	66.8	(28)
Cash	(8.2)	(17.3)	(53)
Accounts receivable	(323.7)	(377.9)	(14)
Prepaids and deposits	(102.4)	(87.8)	17
Deferred consideration receivable (2)	(60.3)	(79.2)	(24)
Adjusted working capital deficiency	190.4	196.3	(3)
(1)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)Deferred consideration receivable is comprised of $49.5 million included in other current assets and $10.8 million included in other long-term assets (December 31, 2023 - $79.2 million in other current assets and nil in other long-term assets).
Net debt is a capital management measure and is calculated as long-term debt plus adjusted working capital deficiency, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. The most directly comparable financial measure to net debt disclosed in the Company's financial statements is long-term debt. Net debt is a key measure of the Company's liquidity.
The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2024	December 31, 2023	% Change
Long-term debt (1)	2,776.7	3,566.3	(22)
Adjusted working capital deficiency	190.4	196.3	(3)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(7.7)	(24.5)	(69)
Net debt	2,959.4	3,738.1	(21)
(1)Includes current portion of long-term debt.
Enterprise value is a supplementary financial measure and is calculated as market capitalization plus net debt. Enterprise value is used to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Net debt to adjusted funds flow from operations is a capital management measure and is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is a supplementary financial measure and is calculated as net debt divided by enterprise value. The measures of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Veren monitors these measures and uses them as key measures in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financial considerations.
Adjusted net earnings from operations is a historical non-GAAP financial measure and is calculated based on net income (loss) before amortization of E&E undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, gains or losses on capital acquisitions and dispositions, cumulative foreign currency translation of discontinued foreign operations, and deferred tax related to these adjustments. Adjusted net earnings from operations is a key measure of financial performance that is more comparable between periods. The most directly comparable financial measure to adjusted net earnings from operations disclosed in the Company's financial statements is net income (loss).
The following table reconciles net income (loss) to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Net income (loss)	277.2	(809.9)	(134)	126.5	(380.9)	(133)
Amortization of E&E undeveloped land	31.2	11.0	184	90.6	18.9	379
Impairment	—	773.8	(100)	512.3	773.8	(34)
Unrealized derivative (gains) losses	(146.6)	35.4	(514)	11.1	155.5	(93)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(16.2)	55.9	(129)	(14.6)	(73.2)	(80)
Net (gain) loss on capital dispositions	(0.3)	(0.1)	200	10.4	(4.2)	(348)
Deferred tax adjustments	31.7	249.4	(87)	(134.5)	249.9	(154)
Adjusted net earnings from operations	177.0	315.5	(44)	601.8	739.8	(19)

VEREN INC.	28

The following table reconciles net income (loss) from discontinued operations to adjusted net earnings from discontinued operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Net income (loss) from discontinued operations	—	(943.5)	(100)	(12.7)	(877.7)	(99)
Amortization of E&E undeveloped land	—	0.1	(100)	—	0.1	(100)
Impairment	—	728.4	(100)	—	728.4	(100)
Unrealized derivative loss	—	24.0	(100)	—	24.0	(100)
Net loss on capital dispositions	—	—	—	12.7	—	100
Deferred tax adjustments	—	279.9	(100)	—	279.2	(100)
Adjusted net earnings from discontinued operations	—	88.9	(100)	—	154.0	(100)
The following table reconciles adjusted net earnings from continuing and discontinued operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Adjusted net earnings from continuing operations	177.0	226.6	(22)	601.8	585.8	3
Adjusted net earnings from discontinued operations	—	88.9	(100)	—	154.0	(100)
Adjusted net earnings from operations	177.0	315.5	(44)	601.8	739.8	(19)
Adjusted net earnings from operations per share - diluted is a non-GAAP ratio and is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Adjusted net earnings from operations presents a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles development capital and other expenditures to development capital expenditures:

	Three months ended September 30			Nine months ended September 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Development capital and other expenditures	404.7	351.9	15	1,210.3	928.4	30
Payments on drilling rig lease liabilities	3.3	—	100	9.6	—	100
Land expenditures	(1.1)	(23.0)	(95)	(36.2)	(31.4)	15
Capitalized administration (1)	(9.9)	(11.9)	(17)	(34.9)	(33.4)	4
Corporate assets	(1.1)	(1.5)	(27)	(3.7)	(3.8)	(3)
Development capital expenditures	395.9	315.5	25	1,145.1	859.8	33
(1)Capitalized administration excludes capitalized equity-settled SBC.
Development capital expenditures is a historical non-GAAP financial measure that presents total budgeted development capital spending under the Company's guidance. The most directly comparable financial measure disclosed in the Company's financial statements is development capital and other expenditures on the consolidated statements of cash flows. Development capital expenditures is calculated as development capital and other expenditures plus payments on drilling rig lease liabilities, and excludes land expenditures, capitalized administration and corporate assets. These drilling rig contracts are accounted for in accordance with IFRS 16 Leases.
Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

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Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Veren's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this MD&A. Veren undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. For additional information on the Company's guidance, refer to the press release dated September 9, 2024 available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, have been approved by management of Veren. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Veren's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Veren's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties;
● Veren's use of derivatives to reduce the volatility of the selling price of its crude oil, NGLs and natural gas production and provide some upside participation during rising prices and how these derivatives provide a measure of stability to cash flow;
● Veren's 2024 production and capital expenditures guidance, and other information forming part of the 2024 guidance;

● The extent and effectiveness of hedges;
● Veren's return of capital outlook including dividend expectations and additional return of capital target as a percentage of excess cash flow;
● The Company's liquidity and financial flexibility;
● The method by which the Company's ongoing working capital requirements are financed;
● Natural gas diversification and pricing;
● NCIB expectations; and
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Veren's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, pandemics, and blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impacts of drought, wildfires and severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and conflict in the Middle East; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company.
Therefore, Veren's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Veren will derive therefrom.

VEREN INC.	30

Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
The Company files its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom. The Company’s aggregate production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Light & Medium Crude Oil (bbl/d)	7,062	12,405	9,374	12,823
Heavy Crude Oil (bbl/d)	—	3,617	2,154	3,826
Tight Oil (bbl/d)	67,262	54,605	70,873	47,461
Total Crude Oil (bbl/d)	74,324	70,627	82,401	64,110

NGLs (bbl/d)	44,908	38,316	44,024	35,952

Shale Gas (mcf/d)	390,322	232,235	388,887	188,243
Conventional Natural Gas (mcf/d)	3,260	12,542	4,460	10,553
Total Natural Gas (mcf/d)	393,582	244,777	393,347	198,796

Total production from continuing operations (boe/d)	184,829	149,739	191,983	133,195

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Light & Medium Crude Oil (bbl/d)	7,062	12,405	9,374	12,823
Heavy Crude Oil (bbl/d)	—	3,617	2,154	3,826
Tight Oil (bbl/d)	67,262	75,882	70,873	64,376
Total Crude Oil (bbl/d)	74,324	91,904	82,401	81,025

NGLs (bbl/d)	44,908	44,728	44,024	41,588

Shale Gas (mcf/d)	390,322	251,152	388,887	204,459
Conventional Natural Gas (mcf/d)	3,260	12,542	4,460	10,553
Total Natural Gas (mcf/d)	393,582	263,694	393,347	215,012

Total average daily production (boe/d)	184,829	180,581	191,983	158,448

VEREN INC.	31

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Light & Medium Crude Oil (bbl/d)	7,062	9,653	11,434	12,198	12,405	13,188	12,879	13,671
Heavy Crude Oil (bbl/d)	—	2,866	3,620	3,795	3,617	3,857	4,010	3,870
Tight Oil (bbl/d)	67,262	72,546	72,849	56,657	54,605	48,151	39,464	40,068
Total Crude Oil (bbl/d)	74,324	85,065	87,903	72,650	70,627	65,196	56,353	57,609

NGLs (bbl/d)	44,908	42,375	44,780	39,517	38,316	34,108	35,401	33,871

Shale Gas (mcf/d)	390,322	387,893	388,432	236,926	232,235	184,105	147,458	128,437
Conventional Natural Gas (mcf/d)	3,260	3,357	6,773	11,380	12,542	8,859	10,233	10,769
Total Natural Gas (mcf/d)	393,582	391,250	395,205	248,306	244,777	192,964	157,691	139,206

Total production from continuing operations (boe/d)	184,829	192,648	198,551	153,551	149,739	131,465	118,036	114,681

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Light & Medium Crude Oil (bbl/d)	7,062	9,653	11,434	12,198	12,405	13,190	12,879	13,671
Heavy Crude Oil (bbl/d)	—	2,866	3,620	3,795	3,617	3,857	4,010	3,870
Tight Oil (bbl/d)	67,262	72,546	72,849	62,512	75,882	63,812	53,184	52,095
Total Crude Oil (bbl/d)	74,324	85,065	87,903	78,505	91,904	80,859	70,073	69,636

NGLs (bbl/d)	44,908	42,375	44,780	41,373	44,728	39,399	40,592	38,893

Shale Gas (mcf/d)	390,322	387,893	388,432	242,965	251,152	199,781	161,459	142,803
Conventional Natural Gas (mcf/d)	3,260	3,357	6,773	11,380	12,542	8,859	10,233	10,769
Total Natural Gas (mcf/d)	393,582	391,250	395,205	254,345	263,694	208,640	171,692	153,572

Total average daily production (boe/d)	184,829	192,648	198,551	162,269	180,581	155,031	139,280	134,124

VEREN INC.	32

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
François Langlois (1) (3) (4)
Myron Stadnyk (1) (2) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Justin Foraie
Senior Vice President, Operations and Marketing
Garret Holt
Senior Vice President, Strategy and Planning
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Veren's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
VRN
Investor Contacts
Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

VEREN INC.	33